

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 15, 2007

Mr. Bill I. Pennington
Chief Financial Officer
Teton Energy Corporation
410 17th Street – Suite 1850
Denver, CO 80202

>   **Re:**   **Teton Energy Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 19, 2007**
>   **File No. 1-31679**

Dear Mr. Penningon:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        April Sifford
                        Branch Chief